Milestone Pharmaceuticals Inc.
1111 Dr. Frederik-Philips Boulevard, Suite 420
Montréal, Québec CA H4M 2X6

VIA EDGAR

May 20, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes

Re:	Milestone Pharmaceuticals Inc.
Registration Statement on Form S-3 File No. 333-295860

Acceleration Request
	Requested Date:	Friday, May 22, 2026
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-295860) (the “Registration Statement”) to become effective on Friday, May 22, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

The Registrant hereby authorizes each of Ryan S. Sansom and Peter Byrne of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Peter Byrne of Cooley LLP, counsel to the undersigned registrant, at (212) 479-6778.

[Signature Page Follows]

Sincerely,

Milestone Pharmaceuticals Inc.

By:	/s/ Joseph Oliveto
Joseph Oliveto
Chief Executive Officer

cc:	Amit Hasija, Milestone Pharmaceuticals Inc.

Ryan S. Sansom, Cooley LLP

Peter Byrne, Cooley LLP